

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2007

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, NY 10019

>   **Re: Crown Crafts, Inc.**
>   **Definitive Proxy Statement on Schedule 14A filed by Wynnefield**
>   **Partners Small Cap Value, L.P. et. al.**
>   **Filed July 13, 2007**
>   **File No. 001-07604**

Dear Mr. Tullman:

We have reviewed the above-referenced filing and have the following comment.

1.   We note the legal action initiated by the Commission against the Wynnefield
entities and Mr. Obus. We also note that among the remedies sought is a
permanent bar on Mr. Obus from serving as an officer or director in a public
company. Please disclose your plans in the event Mr. Obus is barred from
serving as a director or officer of public companies.

Please amend the proxy statement in response to these comments. Clearly and
precisely mark the changes to the proxy statement effected by the amendment, as
required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further
comments upon receipt of your amendment.

Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions